January 3, 2008


Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

                                    Re: Realmark Property Investors Limited
                                    Partnership II Form 10-K for the
                                    fiscal year ended December 31, 2006
                                    File No. 0-11909

Dear Mr. Gordon:

         The following is in response to your letter dated October 24, 2007 with regard to the above referenced Form 10-K filing for Realmark Property Limited Partnership - II (the Partnership) for the year ended December 31, 2006.

Item 1B. Unresolved Staff Comments, Page 7
------------------------------------------

1. We note your response to prior comment 1. Please provide us with responses to our comment letter dated June 8, 2005 as it relates to the December 31, 2004 10-K.

Response: As indicated in our response letter dated September 28, 2007, the Partnership does not have a record of your correspondence dated June 8, 2005. If you could please provide us a copy of the correspondence, we will be glad to respond to it right away.

Consolidated Statements of Operations, page F-3
-----------------------------------------------

2. We have reviewed your response to prior comment 2. Your response does not mention either the ($2,378,002) or the ($207,541) and you did not address the second half of our comment. As such, we are reissuing our comment in its entirety. Please tell us how you determined the equity interest in sale of property ($2,378,002) and equity in earnings of unconsolidated joint ventures ($207,541) that is recorded on the income statement. Tell us how much of these amounts were related to each joint venture, how much was allocated to each partner within each joint venture and how these amounts were calculated. We were unable to reconcile amounts to footnote 4.

Response: As indicated in note 4 on page F-12, the Partnership has a 50% joint interest in Research Land Joint Venture (Land JV). The other joint venture partner was Adaron an unrelasted party. In July 2006, the land was sold for a purchase price of $1,371,704. The amount available for distribution amounted to $1,055,458 after closing costs and other payments due. The Partnership received a distribution in the amount of $711,314. The amount distributed was determined based upon the underwritten equity balance of Realmark II and its joint venture partner. After the sale the Partnership's remaining basis in the investment in the land was adjusted to approximately 67% of the remaining partners' equity, which amounted to $97,625 at December 31, 2006. The 67% was determined based on the fact that Realmark II incurred all of the operating expenses over the years on the Land JV and also had a higher underwritten equity when the Joint Venture started. The equity interest in the gain of the sale of this property is as follows:

         Capital in Land JV at 12/31/05                          $ 108,997
         Equity interest in earnings of
            unconsolidated joint venture                           (10,337)
         Amount distributed to Partnership related to sale        (711,314)
         Expenses upon sale distributed to an affiliate            (34,380)
         Remaining equity interest at December 31, 2006            (97,625)
                                                                -----------

         Equity interest in gain on sale                         $(744,659)
                                                                ===========

The Partnership also owns a 50% interest in a joint venture with Realmark Property Investors Limited Partnership VI-A, an affiliate, in an office warehouse known as 4900 Prospectus Drive (Realmark Research). In December 2006, the property was sold for a purchase price of $5,300,000. As indicated on the bottom of page F-12 of note 4, a reconciliation of the Partnership's investment in Realmark Research is as follows:

         Investment in Research Triangle at 12/31/05             $  (906,592)
         Allocated net income ("Equity interest in earnings
            of joint venture")                                      (197,204)
         Remaining equity interest in Research Triangle             (529,547)
                                                                -------------
         Equity interest in gain on sale                         $(1,633,343)
                                                                =============

The equity interest in gain on sale of the JV Land of ($744,659) and in the gain on sale of 4900 Prospectus of ($1,633,343) total ($2,378,002). The equity in earnings of the unconsolidated joint venture of Land JV is ($10,337) and the equity in earnings of Realmark Research is ($197,204). These total the ($207,541) of equity in earnings of unconsolidated joint ventures. Realmark Research was allocated 50% to each joint venture partner. The Land JV was allocated 67% to the Partnership and 33% to Adaron in accordance with the agreement between the joint venture partners at the time of sale.

3. We have reviewed your response to prior comment 3 and do not agree that the differentiation is appropriate. Please revise or cite your basis in GAAP.

Response: GAAP requires that investments be recorded on the equity method based on the profits and losses of the investment. How those profit and losses are allocated between ordinary and capital is not taken into consideration. In these cases it seemed appropriate to differentiate between capital and ordinary gains and losses. As such the numbers would be more meaningful to the investors.











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
Note 4. Investments in Unconsolidated Joint Ventures, page F-11
---------------------------------------------------------------

4. We have reviewed your responses to prior comments 4 and 5. It is still unclear why the records of the joint venture would reflect a difference in the investment balances of the joint venture partners nor why operating expenses of the joint venture were not always shared equally. Please explain in further detail.

Response:  See response to 5 below.

5. We have reviewed your response to prior comment 6 and reissue our comment in its entirety. Please revise your disclosure.

Response:
         RPILP II - Gain on Sale                                 $  1,633,343
         RPILP VIA - Gain on Sale                                     566,920
         RPILP VIA - Increase in equity interest in
                                  unconsolidated joint venture      1,265,254
                                                                -------------

                  Total Gain on Sale                             $  3,465,517
                                                                =============

RPILP II had owned 100% of 4900 Prospectus Dr. up until it transferred 50% of the investment to RPILP VIA. The equity positions of each partner were not equal to 50% of the equity as reported by Realmark Research because of losses incurred prior to the transfer. In order to have the ending equity of each partnership equal 50% of the remaining joint venture upon the sale of the project, a slightly larger allocation of the gain was given to RPILP-VIA. As of December 31, 2006, the equity balances of RPILP-VIA and RPILP II are 50% each at $529,547.

As detailed above, 100% of the gain on sale was allocated to the partners (RPILP II and RPILP-VIA) in Realmark Research; however $1,265,254 of the gain allocated to RPILP-VIA was recorded as an increase in equity interest in the unconsolidated joint venture, rather than being disclosed as a gain of sale of RPILP-VIA. Since the remaining partners' equity of Realmark Research, LLC amounted to $1,059,094 at December 31, 2006 the investment in the joint venture was adjusted to 50% of this amount at December 31, 2006. Note that the joint venture partners entered in as partners at different dates so the equity interest each was carrying was not 50/50 prior to the sale of 4900 Prospectus.

The allocation of the net income (loss) before the gain on sale of property was allocated 50/50 to each of the joint venture partners. Realmark Research's net loss before the gain of the sale in the amount of $394,408 was allocated 50/50 ($197,204 to each of the joint venture partners).

6. We have reviewed your response to prior comment 7. Please revise your disclosure to discuss the details of the agreement with Adaron Group.

Response: As indicated in response 2 above, RPILP II had absorbed 100% of the costs incurred by the Land JV such as real estate taxes, insurance, water assessments, etc. In addition RPILP II had a higher underwritten equity when the Joint Venture started. Because of the expenses paid by RPILP II, and its higher





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
under written opening equity, the proceeds from the sale of the land and the two promissory notes received were allocated 67% to the Partnership and 33% to Adaron Group.

Exhibit 31
----------

7. We have noted your response to prior comment 8. There are several departures from form currently set forth in Item 601(b)(31) of Regulation S-K. Mr. Jayson's title should not be included in the salutation. Throughout the certification the word "Partnership" has been incorrectly substituted for "registrant". Parenthetical disclosure has been incorrectly omitted from paragraph 4(d). In addition, Mr. Jayson's signature does not clearly identify him as both the Principal Executive Officer and Principal Financial Officer.

Response: The changes are noted and will be included in any amendments to the Form 10K.

I am aware that the company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above clarification is to your satisfaction and that an amendment to the above filing is not deemed necessary. We look forward to your response and welcome any further questions and clarification you may need.

                                           Very truly yours,



                                           /s/ Joseph M. Jayson
                                           --------------------
                                           Individual General Partner
























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